Exhibit 99.(14)

Consent of Independent Registered Public Accounting Firm

The Board of Trustees

Prudential Investment Portfolios 5:

We consent to the use of our reports dated September 21, 2010 and December 17, 2010, with respect to the statements of assets and liabilities, including the portfolios of investments, of Prudential Small-Cap Core Equity Fund and Prudential Small Cap Value Fund (a series of Prudential Investment Portfolios 5), as of October 31, 2010 and July 31, 2010, respectively, and the related statements of operations for the years then ended, the statements of changes in net assets for each of the years in the two-year periods then ended and the financial highlights for each of the years in the five-year periods then ended, incorporated herein by reference and to the reference to our firm under the heading “Financial Highlights” in the Proxy Statement/Prospectus contained in the Registration Statement on Form N-14.

New York, New York

December 15, 2010